July 9, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Maryse Mills-Apenteng

Re:	Carbiz, Inc.
Registration Statement on Form SB-2
Filed April 16, 2007
File No. 333-142142

Dear Ms. Mills-Apenteng:

          On behalf of Carbiz, Inc. (the “Company” or “Carbiz”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 16, 2007 and received by us on May 24, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.

The number of shares you propose to register is large in relation to your outstanding shares and appears larger than the number of shares held by non-affiliated holders at the time the transaction with the selling shareholders took place. In your response letter, explain the basis on which you conclude that the transaction to be registered does not involve a primary offering by the issuer. In particular, provide a reasoned analysis of your belief that the offering is not “by or on behalf of the registrant”, as that phase is used in sub-paragraphs (a)(1)(i) and (a)(4) of Rule 415.

          Response: We believe that the Registration Statement is a proper shelf registration.

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all securities will be offered or sold solely by security holderS of the Company and not by the Company; and (ii) the security holders are not acting on behalf of the Company.

          We have reduced the amount of shares to be registered on this prospectus to 11,852,514 which represents 30% of the Company’s public float at the time of the closing of the offering. As such, we believe this transaction is eligible to be made on a delayed or continuous offering under Rule 415(a)(1)(x).

2.

Please provide us, with a. view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Number of Common Shares Underlying Convertible Debentures	Market Price Per Common Share At Close of OTCBB Market on February 28, 2007	Total Dollar Value of Common Shares Underlying Convertible Debentures
8,446,664	$0.27	$2,280,599

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages. payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Name of Selling Shareholder	Dollar Amount of Payments In Connection With The February 28, 2007 Private Placement Which Carbiz Has Made or May Be Required to Be Make to Selling Shareholder

Trafalgar Capital Specialized Investment Fund, Luxembourg (1)	$375,000

(1) Represents liquidated damages capped at 15% of the outstanding principal amount of the Convertible Debentures. In the event the registration statement is not is not declared effective by the SEC on or before August 13, 2007 (120 days after filing), or if after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement, the Company will pay as liquidated damages to the investor, at the investor’s option, either a cash amount or an amount of our common shares within three (3) business days, after demand therefore, equal to two percent (2%) of the principal value of the Convertible Debentures outstanding as liquidated damages for each thirty (30) day period after August 13, 2007. Total liquidated damages paid, however, shall not exceed an amount equal to fifteen percent (15%) of the outstanding principal amount of the Convertible Debentures. The Company shall not be liable, however, to pay any liquidated damages if the registration statement has not been declared effective prior to the August 13, 2007 exclusively due to issues raised by the SEC related to Rule 415 promulgated under the 1933 Act.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Trafalgar Commitment Fee	225,000
Trafalgar Structuring Fee	10,000
Trafalgar Interest	236,667
Crescent Fund LLC Commission	100,000
Knightsbridge Capital LLC
Commission	75,000
Total	646,667

4.	Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

the combined conversion price of the total number of shares underlying the convertible note calculated by using (i) Column 2 - the conversion price on the date of the sale of the convertible note and (ii) Column 3 - the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Market Price Per Common Share At Close of OTCBB Market on February 28, 2007	Conversion Price Per Share on February 28, 2007 (1)	Total Possible Shares Underlying The Convertible Debentures	Combined Market Price of the Total Number of Shares Underlying the Convertible Debentures	Combined conversion price of the total number of shares underlying the Convertible Debentures	Total Possible Discount To the Market Price as of February 28, 2007
$0.27	$0.11	22,727,272	$6,136,363	$2,500,000	$3,636,363

(1) The Debentures are convertible at into common shares of the Company at a price per share equal to the lesser of (i) $0.22 or (ii) 85% of the lowest daily closing bid price of the Company’s common shares, as quoted by Bloomberg, L.P., for the five trading days immediately preceding the date of conversion. On February 28, 2007 the lowest daily closing bid price was $0.13.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

There are no provisions in the Convertible Debentures that could result in a change in the price per share upon the occurrence of certain events.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

-	market price per share of the underlying securities on the date of the sale of that other security;

-	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

	-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the combined conversion price of the total number of shares underlying that other security calculated by using (i) Column 4 - the conversion price on the date of the sale of that other security and (ii) Column 5 - the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Name of Selling Shareholder	Other securities held by Selling Sharehol ders	Market price per share of the underlying common shares on the date of the sale of that other security	Conversion/ exercise price per share as of the date of the sale of that other security	Total possible shares to be received under the particular securities	Combined market price of the total number of underlying shares	Combined conversion price of the total number of shares underlying that other security	Total possible discount to the market price as of the date of the sale of that other security
Ayers, Dirk S.	Warrants	0.16	0.15	100,000	16,000	15,000	1,000
Coutts, Vivian Gai	Warrants	0.16	0.15	250,000	40,000	37,500	2,500
Fusani, Jerry T.	Warrants	0.16	0.15	50,000	8,000	7,500	500
Fusani, Jerry T.	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Guttman, Maurice A.	Warrants	0.16	0.15	500,000	80,000	75,000	5,000
Hoefer, Debra J.	Warrants	0.16	0.15	200,000	32,000	30,000	2,000
Hoefer, Debra J.	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Kochevar, G. Raymond	Warrants	0.16	0.15	50,000	8,000	7,500	500
Kochevar, G. Raymond	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Kochevar, Jon R.	Warrants	0.16	0.15	1,250,000	200,000	187,500	12,500
Kochevar, Jon R.	Warrants	0.20	0.11	3,414,367	682,873	375,580	307,293
Moore, Bruce A.	Warrants	0.20	0.11	88,569	17,714	9,743	7,971
Moore, Keith A.	Warrants	0.20	0.11	195,312	39,062	21,484	17,578
Moore, Kent Ashley	Warrants	0.20	0.11	442,868	88,574	48,715	39,858
Snively, Jr., Richard L.	Warrants	0.20	0.11	177,144	35,429	19,486	15,943
Kohen, Michael				-	0	0	0
Trafalgar Capital Specialized Investment Fund, Luxembourg	Warrants	0.27	0.15	2,500,000	675,000	375,000	300,000

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible note transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

the resulting net proceeds to the Issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrant, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Five.
Gross proceeds paid or payable to the issuer in the convertible debenture transaction	Dollar Amount of Payments In Connection With The February 28, 2007 Private Placement Which Carbiz Has Made or May Be Required to Be Make to Selling Shareholder	Resulting net proceeds to the Issuer	Combined total
possible profit to be
realized as a result
of any conversion
discounts regarding
the securities
underlying the
convertible
debentures and any
other warrant,
options, notes, or
other securities of
the issuer that are
held by the Selling
Shareholders or any
affiliates of the
Selling
Shareholders
$2,500,000	$415,000	$2,085,000	$4,471,015

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

	Possible Payments and Discount to Market	Net proceeds to the Issuer	Percentage of Net Proceeds	Percentage Averaged over 2 Year Term
Total Possible Payments	$ 646,667
Total Possible Discount	$ 3,636,363
Total	$ 4,283,030	$ 2,085,000	205%	102.5%

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

the date of the transaction;

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Name of Selling Shareholder	Date of prior securities transaction	Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction	Number of
shares of the
class of
securities
subject to the
transaction
that were
outstanding
prior to the
transaction
and held by
persons other
than the
selling
shareholders,
affiliates of the
company, or
affiliates of the
selling
			shareholders	Number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction	Percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance)	Market price per share of the class of securities subject to the transaction immediately prior to the transaction	Current market price per share of the class of securities subject to the transaction
Fusani, Jerry T. (1)	9/16/2006	41,353,414	(See Note)	143,513	0.3%	0.14	0.11
Guttman, Maurice A.	3/11/2004	33,422,358		218,432	0.7%	0.24	0.11
Guttman, Maurice A.	6/30/2004	36,366,663		132,640	0.4%	0.23	0.11
Hoefer, Debra J. (4)	9/16/2006	41,353,414		143,513	0.3%	0.14	0.11
Kochevar, G. Raymond (5)	9/16/2006	41,353,414		43,513	0.3%	0.14	0.11
Kochevar, Jon R. (6)	3/11/2004	33,422,358		36,864	1.3%	0.24	0.11
Kochevar, Jon R. (7)	6/30/2004	36,366,663		265,280	0.7%	0.23	0.11
Kochevar, Jon R. (8)	9/16/2006	41,353,414		5,522,361	13.4%	0.14	0.11
Moore, Bruce A. (9)	9/16/2006	41,353,414		143,513	0.3%	0.14	0.11
Moore, Keith A. (10)	9/16/2006	41,353,414		315,735	0.8%	0.14	0.11
Moore, Kent Ashley (11)	9/16/2006	41,353,414		717,580	1.7%	0.14	0.11
Snively, Jr., Richard L. (12)	9/16/2006	41,353,414		287,032	0.7%	0.14	0.11

Note – Historical data regarding shares owned by affiliates of the company at points in time is not available.

(1) Includes 55,897 common shares, 58,411 common shares underlying class A common share purchase warrants and 29,205 common shares underlying class B common share purchase warrants. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

(2) Includes 109,216 common shares and 109,216 common shares underlying common share purchase warrants. The common share purchase warrants are expired.

(3) Includes 66,320 common shares and 66,320 common shares underlying common share purchase warrants. The common share purchase warrants are expired.

(4) Includes 55,897 common shares, 58,411 common shares underlying class A common share purchase warrants and 29,205 common shares underlying class B common share purchase. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

(5) Includes 55,897 common shares, 58,411 common shares underlying class A common share purchase warrants and 29,205 common shares underlying class B common share purchase warrants. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

(6) Includes 152,902 common shares and 152,902 common shares underlying common share purchase warrants. The common share purchase warrants are expired.

(3) Includes 110,533 common shares and 110,533 common shares underlying common share purchase warrants. The common share purchase warrants are expired.

(8) Includes 2,150,095 common shares, 2,248,178 common shares underlying class A common share purchase warrants and 1,124,080 common shares underlying class B common share purchase. With respect to the Cdn$220,062.50 convertible debenture, each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share. With respect to the Cdn$23,238 convertible debenture, each class A common share purchase warrant may be exercised through April 6, 2011 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through April 6, 2011 for one common share at an exercise price of Cdn$0.12 per common share.

(9) Includes 55,897 common shares, 58,411 common shares underlying class A common share purchase warrants and 29,205 common shares underlying class B common share purchase. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

(10) Includes 122,975 common shares, 128,507 common shares underlying class A common share purchase warrants and 64,253 common shares underlying class B common share purchase. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

(11) Includes 279,488 common shares, 292,062 common shares underlying class A common share purchase warrants and 146,030 common shares underlying class B common share purchase. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

(12) Includes 111,796 common shares, 116,825 common shares underlying class A common share purchase warrants and 58,411 common shares underlying class B common share purchase. Each class A common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share, each class B common share purchase warrant may be exercised through October 12, 2009 for one common share at an exercise price of Cdn$0.12 per common share.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Number of shares
outstanding prior
to the Convertible
Debenture
transaction that
are held by
persons other than
the Selling
Shareholders,
affiliates of the
company, and
affiliates of the
Selling
Shareholders	Number of shares registered for resale by the Selling Shareholders or affiliates of the Selling Shareholders in prior registration statements	Number of shares
registered for
resale by the
Selling
Shareholders or
affiliates of the
Selling
Shareholders that
continue to be held
by the Selling
Shareholders or
affiliates of the
Selling
		Shareholders	Number of shares that have been sold in registered resale transactions by the Selling Shareholders or affiliates of the Selling Shareholders	Number of shares registered for resale on behalf of the Selling Shareholders or affiliates of the Selling Shareholders in the current transaction
39,508,381	8,469,976	8,261,689	208,287	11,852,514

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction. before the filing or after the filing of the registration statement, etc.).

Carbiz has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities. Other than interest payments on the convertible debentures, the Company is prohibited from making any cash payments based on the Intercreditor Agreement with Colossus Capital Fund, L.P. Based on information and belief, the Company has no knowledge that any selling shareholder has an existing short position in the Company’s stock.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We confirm that it is our view that the above description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

11.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

We determined the number of shares that we seek to register by taking 30% of the public float (the number of shares outstanding minus the number of shares held by affiliates) at the time of the transaction with Trafalgar Capital Specialized Investment Fund, Luxemborg. We removed the fee table since we previously paid the fee based on a larger number of shares to be registered.

12.

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

In the footnotes to the Selling Shareholder table, we have made the above-referenced disclosure with respect to Trafalgar Capital Specialized Investment Fund, Luxembourg (Footnote 10). This disclosure was previously made in our original filing, and accordingly no changes have been made. In addition, the following security holders that are legal entities have been removed from this registration statement and prospectus: Midtown Partners & Co., LLC, Crescent Fund, LLC and Knightsbridge Capital, LLC.

Prospectus Summary, page 1

13.

We note your disclosure on page 2 under the subheading Private Placement indicating that the secured convertible debentures sold to Trafalgar Capital Specialized Investment Fund, Luxembourg is to be paid in several tranches. We note further that the final tranche will be paid “on a date to be specified by Carbiz and Trafalgar, which in no event shall be later than June 30, 2007.” It appears from the terms of the agreement that the final closing could occur weeks after the filing is declared effective. Our guidance requires that the closing of the private placement of the unissued securities occur “within a short time” after the effectiveness of the resale registration statement in order for the transaction to be considered complete at the time of filing. Please advise us more specifically as to the timing of the final closing. Tell us the maximum number of days following effectiveness of the registration statement during which the final closing may occur. See Telephone Interp. 3S of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations Supplement of March 1999, available on our website.

The final tranche was paid June 27, 2007.

Security Ownership of Certain Beneficial Owners and Management, page 32

14.

Please expand to identify the natural persons who exercise the sole or shared voting and dispositive powers with respect to the shares shown in the table opposite the names Medipac International, Inc., and Vicis Capital Master Fund.

We have expanded our disclosure to identify the natural persons who exercise the sole or shared voting and dispositive powers with respect to the shares shown in the table opposite the names Medipac International, Inc. and Vicis Capital Master Fund.

15.

It appears that there are eight selling shareholders listed in the selling shareholder table in the pending registration statement that were also included in your prior registration statement, file number 333-129408. Please tell us to what interaction exists between the shares held by the selling shareholders listed in both registration statements. To the extent shares from the prior registration statement are being carried forward, it appears that you may wish to rely on Rule 429 to file a combined prospectus. Please advise.

We have determined that no interaction exists between the shares held by the selling shareholders listed in both registration statements. The shares are not the same. The shares listed in the current registration statement are additional shares acquired by the selling shareholders after the prior registration statement (file number 333-129408) was declared effective. No shares are being carried forward from the prior registration statement.

---------------------------------

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL LLP

/s/ Peter V. Hogan, Esq.

cc:	Mr. Carl Ritter Mr. Stanton Heintz Carbiz Inc.